Exhibit 21.1
Subsidiaries of Ubiquiti Networks, Inc.*

Ubiquiti Networks International Limited
Hong Kong
Ubiquiti International Holding Company Limited
Cayman Islands

*Pursuant to Item 601(b)(21)(ii) of Regulation  S-K,  the names of other subsidiaries of Ubiquiti Networks, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.